QAR, LLC
101 S. E. 25th Avenue
Mineral Wells, Texas 76067
940-445-2325

January 3, 2014

Board of Directors
China Power Equipment, Inc.
Yongle Industry Zone
Jingyang Concentration Area
Shaanxi, P.R. China 713702

Dear Board of Directors:

         QAR, LLC and its affiliates, (collectively Investors, we, us or our), are writing to express our interest in acquiring all of the outstanding common stock of China Power Equipment, Inc. (the Company) not already owned by us for $0.50 per share in cash, on the terms and subject to the conditions set forth in the attached non-binding term sheet. This proposal represents a premium of 25% over the Thursday, January 2, 2014 Nasdaq Market closing price of the Companys stock of $0.39 per share.

        We believe that this offer is in the best interest of the shareholders of the Company as it provides them with a cash payment which exceeds the most recent closing price and the 30 day moving average of the Companys common stock by a premium of over 25%.
In our capacity as a shareholder, we have repeatedly suggested that the Company utilize its excess cash by engaging in a substantial share buyback program. Since the Company has steadfastly refused to engage in any type of share buyback, even at prices significantly below what we are offering, we see this as strong evidence that our offer is in the best interest of shareholders.

      As you know, we believe in the prospects of the Company and we beneficially own approximately 7% of the Companys outstanding common stock. We plan to file an amendment to our Schedule 13D to reflect the delivery of this proposal. We are prepared to move and close quickly.

      This letter does not constitute a legally binding obligation and, of course, neither we nor the Company shall be subject to any binding obligation with respect to any transaction unless and until a definitive agreement satisfactory to all parties, including appropriate due diligence requirements, is executed and delivered. While we appreciate and respect the Boards need to conduct an appropriate process in evaluating our proposal, your prompt consideration to this proposal is requested. Accordingly, please advise us by 5:00 PM Thursday, January 9, 2014 (Xi an, China local time and date) as to your response.
		                       Best regards,

						/s/  Robert Fitzgerald
						Robert Fitzgerald
						President





CONFIDENTIAL

Term Sheet for the Acquisition
Of
China Power Equipment, Inc.

The purpose of this document is to set forth the indicative terms pursuant to which, subject to certain conditions set forth herein, the Investors (as defined below) would acquire for cash all of the outstanding shares of the common stock of China Power Equipment, Inc. (the Company) not already owned by the Investors (the Transaction). The terms and conditions set forth herein are non-binding and are subject to change and this document does not constitute an offer, however, the Binding Terms section of the document are binding. The execution of binding definitive agreements for the contemplated transaction are subject to completion of due diligence to the Investors' satisfaction and the preparation of definitive documentation to effect this transaction that is mutually satisfactory to each party.

Company:	China Power Equipment, Inc. (NASDAQ: CPQQ)

Investors:	QAR, LLC and affiliated persons and entities (collectively,
the Investors).

Purchase Price:

The consideration for the Transaction will be $0.50 per share in cash for all validly issued and outstanding shares of the common stock,$0.01 par value per share (Common Shares) of the Company, except for those shares already owned by the Investors and except for any shares with respect to which the holders have perfected appraisal rights under the Maryland General Corporation Law, as applicable.
The per share consideration will be net to the seller in cash, without interest and subject to any required withholding of taxes. Each exercisable option to acquire Common Shares will be canceled in exchange for a cash payment equal to the amount, if any, by which the purchase price exceeds the exercise price for such option.


As of the date of this Term Sheet, the Investors beneficially own 1,388,013 Common Shares, representing approximately 7.1% of the Common
 Shares outstanding, based on the 19,602,557 Common Shares outstanding as of November 1, 2013 as reported on the cover of the Companys Form 10-Q for the quarter ended September 30, 2013.

Structure:

Pursuant to an Agreement and Plan of Merger (Merger Agreement) to be negotiated by the parties, the Transaction will be structured as a merger of the Company with a to-be-formed entity wholly owned by the Investors (Acquisition Entity).

A special meeting of the Companys stockholders (the Special Meeting) to approve the Merger Agreement will be called as soon as practicable following the execution of the Merger Agreement. The parties shall undertake the drafting of the Companys proxy statement for the Special Meeting, which shall be filed by the Company with the Securities and Exchange Commission no later than ten (10) days from the execution of the Merger Agreement. It is contemplated that the closing will take place in the second calendar quarter of 2014.

Conditions:

Conditions to closing of the Transaction will include the following: (i) approval by the Companys stockholders of the Merger Agreement, (ii) receipt of any and all required regulatory approvals and third party consents, (iii) completion of due diligence investigation with no material adverse changes in the Companys business, assets, results of operations, properties, condition (financial or otherwise) or prospects, (iv) no order, ruling, suit or investigation prohibiting or seeking to prohibit the Transactions,
(v) the accuracy of the Companys representations and warranties,
(vi) the performance of the Companys covenants and other obligations under the Merger Agreement in all material respects, and (vii) the Merger Agreement not having been terminated.

Governing Law:

The Merger Agreement and other definitive documentation will be governed by Maryland law.

Due Diligence:

Prior to signing the Merger Agreement and other definitive documentation, the Investors will undertake and complete to their satisfaction operational, financial, tax, intellectual property, technical, contractual, accounting and legal due diligence.

No Financing Contingency:

Consummation of the Transaction will not be subject to any financing conditions.

Customary Reps and Warranties:

The Merger Agreement will contain representations and warranties
Made by the Company customary for a transaction of this nature.

Interim Covenants:

The Merger Agreement will contain covenants and other obligations of the Company customary for a transaction of this nature.

Termination:

Negotiations pertaining to this proposal may be terminated by the Investors or the Company at any time without cost or liability.
The Merger Agreement will contain a customary non-solicitation covenant pertaining to the Company, with a right to consider an unsolicited superior proposal and allowing its board of directors to change its recommendation of the Transaction subject to the Company and its board of directors adhering to specified customary procedures including a limited fiduciary out for the Companys board of directors to accept an unsolicited superior proposal upon payment of a termination fee to Acquisition Entity equal to 5% of the transaction value plus reimbursement of the Investors transaction expenses.

Binding Terms:

Exclusivity:	The Company will not solicit or accept competing
term sheets until 90 days following the date hereof.

Expense Reimbursement:

Each party shall pay its own expenses incurred in relation to the Transaction (including all legal expenses) regardless of whether the Transaction is consummated or not.

Counterparts:

This Term Sheet may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event that any signature is delivered by facsimile transmission or by an e-mail which contains a portable document format (.pdf) file of an executed signature page, such signature page shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original.

This term sheet will be considered void if it is not executed by the Company prior to the close of business on January 9, 2014 (Xi an, China local time and date). By executing this term sheet, the Company represents and warrants that it has obtained the necessary Board of Directors and/or other approvals to cause this term sheet to be duly authorized, executed and delivered.

Agreed and accepted this_________
day of January, 2014 by

CHINA POWER EQUIPMENT, INC.

By:
Name:
Title:



Agreed and accepted this 3rd
day of January, 2014 by



QAR, LLC

By: /s/ Robert Fitzgerald
Robert Fitzgerald
      President